Simmons Energy Conference Las Vegas, Nevada February 26-28, 2014 STRATEGY EXCELLENCE GROWTH Exhibit 99.1

Forward Looking Statements
Certain statements and information contained in this presentation (and oral statements made regarding the subjects of this presentation) constitute “forward-
looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically include words or phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “intend,” “our ability to,” “plan,” “potential,” “project,” “target,” “will,”
“would,” or other similar words, or negatives of such words, which are generally not historical in nature.  Such forward-looking statements specifically include statements involving future distributions to shareholders; future operational performance and cashflow; backlog; revenue efficiency levels; client contract opportunities; estimated duration of client contracts; contract dayrate amounts; future contract commencement dates and locations; construction, timing and delivery of newbuild drillships; capital expenditures; growth opportunities; market conditions; cost adjustments; estimated rig availability; new rig commitments; the expected period of time and number of rigs that will be in a shipyard for repairs, maintenance, enhancement or construction; expected direct rig operating costs, shore based support costs, selling, general and administrative expenses, income tax expense; expected amortization of deferred revenue; expected amortization of deferred mobilization expenses; and expected depreciation and interest expense for our existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us.
While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. In particular, our forward looking statements regarding future distributions to shareholders are subject to the discretion of our Board of Directors, shareholder approval and additional laws of Luxemburg, and the payment of any such distribution is heavily dependent on our ability to achieve projected cashflows, which could be materially impacted by numerous factors, including those listed below and many factors that are outside of our control. There can be no assurance that we will make distributions within the period or in the amount forecasted or at all. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations, plans or projections. Important factors that could cause actual results to differ materially from projected cashflows and other projections in our forward-looking statements include, but are not limited to: our ability to secure and maintain drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance or other reasons; risks inherent to shipyard rig construction, repair, maintenance or enhancement, including delays; unplanned downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; governmental action, strikes, civil unrest and political and economic uncertainties; relocations, severe weather or hurricanes; changes in worldwide rig supply and demand, competition and technology;
future levels of offshore drilling activity; actual contract commencement dates; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms;
impact of potential licensing or patent litigation; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.
For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K.  These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.
Existing and prospective investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

3
Committed to Being the Preferred Ultra-Deepwater Driller

•
Most capable floater fleet in the industry
•
Exclusively focused on ultra-deepwater
•
NYSE: PACD
• Market Cap: $2.3 Billion
(1)
•
Substantial growth and more to come
Number of Rigs
Number of Operating Rigs
Number of Drilling Contracts
Contract Backlog (billion)
Number of Employees
$1.5
~500
4
0
2 6
5
8
$3.1
(2)
~1,300
1Q2014 1Q2011

Financial Performance Highlights

For the full year of 2013:
•
Total revenue of $745.6 million
•
Adjusted EBITDA
(3)
of $358.1 million
•
Adjusted EBITDA margin
(4)
of 48%
•
Revenue efficiency
(5)
of 93.5%
•
Net income of $92.1 million, excluding
non-recurring charges
•
Earnings per share of $0.43, excluding
non-recurring charges
($m)
Dayrate Revenue Direct Rig Related Operating Expenses
Adjusted EBITDA
NOTES:
•
Dayrate revenue does not include amortization of deferred revenue and costs.
•
Direct rig related operating expenses do not include reimbursable revenues and costs.

Positioned for Further Success 5 STRATEGY EXCELLENCE GROWTH

Strategy Designed to Deliver for Shareholders 6 Operational and Financial Excellence Shareholder Returns Robust, Measured Growth Modern, High-Specification Drillships Strategy

New Rigs Should Receive Higher Asset Values and Multiples 7 Strategy Strategy

Most Modern and Capable Floater Fleet
NOTES:

Average Floater Rig Capability and Age
(7)
More Modern
Higher Generation Rig Specification Index
Diamond Offshore
Ocean
Rig
Seadrill
Ensco
Vantage
Transocean
Noble
Atwood
Strategy
•
Bubble size depicted above represents ThomsonReuters consensus estimated 2015 EV/EBITDA.
•
  Chart includes committed newbuilds only.

The Only 100% Modern, Exclusively Ultra-Deepwater Fleet NOTES: • Graph includes committed newbuilds only. 9 Percentage of Fleet Composition by Rig Capability and Type (7) Strategy

Clients Demand Newest Drillships
For All Water Depths
Industry Trends
88% of UDW Rigs Operate in
Less Than 7,500 ft Water Depth
10
1. Challenges of remote drilling sites
2. Drilling deeper and with longer offsets
3. Greater drilling efficiency to reduce
total well costs
4. Advances in well construction
techniques, e.g. intelligent completions
5. More demanding downhole
environments, e.g. high pressure & high
temperature drilling
6. Increasingly demanding regulatory
climate
7. Increased client focus on safety
Advanced Rigs Deliver Value to Clients in All Water Depths through Significantly
Enhanced Drilling Efficiency
Strategy
12%
45%
43%
Less than 4,500 4,500-7,499 7,500 greater
By Operating Water Depth (ft)
(8)

Dayrate Bifurcation Between Newer
and Older Floaters Has Increased
Dayrate Trend for Floating Rigs By Delivery Period
(9)
NOTES:
•
11
Strategy
Fixture Date
Delivery Period
300
350
400
450
500
550
600
650
700
Jan- 12 Feb- 12 Apr-12 May- Jul- 12 -12 Oct- 12 Dec- Feb- Mar May- 13 Jul- 13 Aug- 13 Oct- 13 Dec- 13 Jan- 14 12 Sep 12 13 13 -
>=2005
<2005
Poly. (>=2005) Poly. (<2005)
Analysis includes rigs with water depth capability greater than 5000 ft and contract dayrate revenue only (excludes mobilization, demobilization and contract preparation fees and client contract upgrade revenues).

Demand for UDW Rigs Exceeds the Supply of
Newest Generation Rigs Beyond 2016

Supply and Demand Forecast
(10)
2014 2015 2016
NOTES:
•
Current Projections
(Previous Year’s Projection)
EOY 2013
Strategy
6  Gen+ 5  Gen Sub-5  Gen
th
th th
Projections include rigs with water depth capability of 7,500 ft. or greater and announced newbuild orders only.

Exceptional Safety Performance
NOTES:

• Pacific Bora achieved 3 years
without an LTI and 1 year without
a recordable incident
• Pacific Scirocco and Pacific Mistral
achieved 2 years without an LTI
• Pacific Santa Ana achieved 1 year
without an LTI and 1 year without
a recordable incident
• “A” rating on the Chevron
Contractor HES Management
(CHESM) program in both
Deepwater and Nigeria BUs
LTIF
Excellence
0.0
0.5
1.0
1.5
2.0
2.5
3.0
2008 2009 2010 2011 2012 2013
PACD LTIF IADC LTIF
•
LTIF is defined as Lost Time Incidents (LTI) per million man-hours.

Operational Excellence Delivering
Strong Performance

Excellence
1. Preventive maintenance
programs
2. Planning of maintenance to
coincide with between well
activities
3. Employee training programs
4. Operating cost management
5. Moving beyond newbuild
shakedown
Improvement Driven By:
100.0
120.0
140.0
160.0
180.0
200.0
220.0
240.0
30%
40%
50%
60%
70%
80%
90%
100%
Revenue Efficiency (5)
Adjusted EBITDA Margin (4)
Net Opex Per Rig
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13
88.9% 85.4% 83.1% 94.6% 90.3% 90.2% 96.9% 95.6%
185.6 174.0 187.8 168.0 178.6 164.0 163.4 176.2
36.7% 40.4% 38.0% 48.3% 45.6% 48.3% 50.0% 48.0%

Industry-Beating Adjusted EBITDA Margins
NOTES:
•Peer Offshore Driller Average includes PACD and publicly available information for ATW, DO, ESV, NE, ORIG, RDC, RIG, and
SDRL.
•EBITDA is as reported by Bloomberg.
Excellence
Range of Adjusted EBITDA/Revenue for Offshore Drillers
PACD
Peer Offshore Driller Average
NOTES:
25%
30%
35%
40%
45%
50%
55%
60%
65%
4Q2012 1Q2013 2Q2013 3Q2013
•
Peer Offshore Driller Average includes PACD and publicly available information for ATW, DO, ESV, NE, ORIG, RDC,
RIG, and SDRL.
•
EBITDA is as reported by Bloomberg.

NOTES:
Days Contracted As Percentage of Days Available for 2014 and 2015
(11)
Contract Coverage Provides Visibility
99% 99%
85%
84%
83%
80%
79%
78%
74%
76%
68%
62%
54%
60%
54%
58%
53%
52%
Ocean Rig Atwood Noble Ensco Rowan Seadrill Transocean Diamond
Offshore
2014 Percent Contracted 2015 Percent Contracted
Excellence
Includes available floater fleet (excludes stacked units).

Pacific Drilling newbuild availability as per internal schedules.  All other newbuilds are assumed available  4 months post-delivery date available from IHS-Petrodata.
Pacific
Drilling

Option Available Time
Pacific Zonda
Pacific Mistral
Pacific Santa Ana
Pacific Khamsin
Pacific Sharav
Pacific Meltem
2014 2015 2016
Pacific Bora
Pacific Scirocco
Priced option for up to 2 years of additional term,
$499k/d
Fewer Than 2.4 Rig Years Available
Through 2015
17
Rig Availability as of February 25, 2014
Only 1 month of
available time in
2014
Commitment for 2 year extension, conditional upon client's partner approval, $615k/d
Excellence

PACD Offers Superior Growth Potential:
Consensus Forecasts
NOTES:
•
•
•
•
18
Consensus Projected EBITDA CAGR 2013-2015 = 52%
Projected
EBITDA Growth
EBITDA from Thomson Reuters consensus mean as of February 5, 2014. Analysis of percentage change from 2013 EBITDA baseline by Pacific Drilling.
AMZN and GOOG provided for broader market comparison.
Peer average includes ATW, DO, ESV, NE, ORIG, RDC, RIG, SDRL, VTG, weighted by total EBITDA.
Big 3 includes BHI, HAL, SLB, weighted by total EBITDA.
Growth

Drivers of Additional Revenue Growth

•
Historic performance is through 3Q2013.
•
Assumes conservative dayrates for extensions of existing contracts on operating rigs and new contracts for additional drillships.
•
Projects long-term growth, subject to Risk Factors.
NOTES:

Growth in Profitability and Cashflow From
8 Rig Fleet Allows for Distributions
NOTES:
•
Projected cashflow from operations assumes operating fleet size of 7 rigs at end of 2014, 8 rigs at end of 2015, includes expected cash reimbursements for equipment upgrades, has been updated for latest delivery and start date expectations, assumes debt financing prior to payment of $300m Senior Unsecured Notes and delivery of Pacific Zonda, no additional equity issuances and includes conservative dayrates on maiden contracts for new drillships and extensions of options on existing drillships, as applicable.
20
Cashflow from Operations Forecast
($m)
230
350
600
100
200
300
400
500
600
700
2013 Actual 2014 2015
Growth

Recommended Distribution Aligns with Our Capital Allocation
Strategy

•
Board will recommend to
shareholders distributions up to
$152 Million in the aggregate in
2015
•
Target net debt range to 3.0 – 3.5x
EBITDA and 40-50% net debt to
capital
•
Distribution payout ratio based on
cash flow from operations
•
Continue to grow fleet with portion
of free cash flow
NOTES:
•
The Board will submit a proposal at the 2014 AGM that the Company make cash distributions of up to $152 million in the aggregate to shareholders in 2015, commencing with an initial payment in the first quarter of 2015.  The timing, amount and form of the distributions will be subject to the discretion of the Board.
Distribution Deleveraging
Fund Existing
Growth
Profile
Invest in
Additional
Growth

•
Drilling contracts
•
Pacific Mistral extension
•
Pacific Scirocco option exercise
•
Pacific Meltem maiden contract
•
Continued excellence in operations
•
Initiation of cash distributions
Our Current Priorities and Potential Catalysts

Investor Contact Pacific Drilling Amy Roddy VP Investor Relations 3050 Post Oak Blvd #1500 Houston, Texas USA Phone: +1 832-255-0502 Email: Investor@pacificdrilling.com www.pacificdrilling.com 23

Footnotes

1.
Closing stock price of $10.56 as of February 21, 2014 and 217m shares outstanding.
2.
Includes signed commitment for two-year extension on the Pacific Bora, which remains subject to approval from our client’s partner.
3.
EBITDA and adjusted EBITDA are non-GAAP measures. Please refer to the reconciliation attached to this presentation of net income to
EBITDA and adjusted EBITDA along with a definition and statement indicating why management believes the non-GAAP measure provides useful information for investors.
4.
EBITDA margin is defined as EBITDA divided by contract drilling revenue.  Adjusted EBITDA margin is defined as adjusted EBITDA divided by contract drilling revenue.  Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.
5.
Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during a certain period.
6.
Utilization data from IHS-Petrodata through December 31, 2013.  “2007-Current” adjusted to remove impact of Ocean Courage and
Petrobras 10,000 in 2009, which were subject to construction finance issues and unable to work.
7.
Rig data from IHS-Petrodata as of January 30, 2014.  Enterprise value and EBITDA data from Thomson Reuters as of January 30, 2014.  Rig generation analysis by Pacific Drilling. Rig generation analysis includes weighted average of characteristics which are important to industry clients, including DP class, derrick capacity, top drive capacity, size of main rotary table, number and size of mud pumps, liquid mud capacity, oil capacity, brine capacity, automation capabilities, riser tensioner capacity, size of quarters, variable deck load, number of cranes and BOP capacity.
8.
Rig data from IHS-Petrodata as of February 5, 2014.  Analysis by Pacific Drilling using most recent well depth data available for each rig.
9.
Rig data from IHS-Petrodata as of January 31, 2014.  Analysis by Pacific Drilling. Priced option exercises, sublets and contracts for less than
1 year in duration not included.
10. Supply data from IHS-Petrodata as of December 2013. Newbuild supply weighted by portion of the year during which it is eligible to work.
Demand analysis by Pacific Drilling as of December 2013.  Demand projections should be regarded as our general estimate of forecasted market conditions.  Our projections are derived from internal analysis and include uncertainty.  Our internal analysis incorporates factors including, but not limited to, known tenders existing in the marketplace, potential future tenders as projected by IHS-Petrodata, perceptions of operator intent derived through marketing discussions, news articles regarding political conditions and potential regulatory developments in deepwater-active countries, and presentations by peers, deepwater operators, and analysts.  We label the most likely outcome as the ‘base case.’  The numbers presented on this slide correspond to our ‘base case’.
11. Data from IHS-Petrodata as of January 28, 2014.  Pacific Scirocco option considered as contracted time. Analysis by Pacific Drilling.

Income Statement 25 Appendix

Balance Sheet 26 Appendix

Cash Flow Statement 27 Appendix

EBITDA & Adjusted EBITDA Reconciliation

Appendix
EBITDA is defined as earnings before interest, taxes, depreciation and amortization.  Adjusted EBITDA is defined as earnings before interest, costs from debt refinancing, loss of hire insurance, taxes, depreciation and amortization. EBITDA and adjusted EBITDA do not represent and should not be considered alternatives to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and adjusted EBITDA are included herein because they are used by the company to measure its operations and are intended to exclude charges or credits of a non-
routine nature that would detract from an understanding of our operations. Management believes that EBITDA and adjusted EBITDA present useful information to investors regarding the company's operating performance during the fourth quarter and full year of 2013.

Benefits of 2013 Refinancing Transaction

•
Locked in historically low interest rates (~5.2% on average for ~5.5 years)
•
Improved parent company liquidity
•
Obtained a long-term solution for working capital, cash management, and temporary import bonding requirements
•
Extended and laddered maturities
•
Released all restricted cash and significantly reduced annual amortizations
•
Prepayable debt in capital structure could allow for deleveraging as rigs are delivered
•
Met all expected financing requirements through 2014
•
Credit ratings: Moody’s B2 with Positive outlook and S&P B with Stable outlook
Signed Raised Outstanding Amortization Maturity Margin/Rate
8.25% Sr. Unsecured Notes Feb 2012 $300m $300m Balloon Feb 2015 8.25% fixed
7.25% Sr. Secured Notes Nov 2012 $500m $500m Balloon Dec 2017 7.25% fixed
Sr. Secured Credit Facility Feb 2013 $1,000m $140m 12 years May 2019 LIBOR + 3.375%
5.375% Sr. Secured Notes Jun 2013 $750m $750m Balloon Jun 2020 5.375% fixed
Term Loan B Jun 2013 $750m $743m 1% per year Jun 2018 LIBOR + 3.50%
Revolving Credit Facility Jun 2013 $500m Footnote Balloon Jun 2018
LIBOR + (2.50% to
3.25%)
Total $3,800m $2,433m
Debt Financing Overview as of December 31, 2013
Appendix
Revolving Credit Facility: $200m sublimit for funding (currently undrawn) and $300m sublimit for letters of credit
($198m issued as of December 31, 2013).  Interest rate spread can fall below 3.5% if leverage ratio improves.
Notes:

Contract Backlog Overview
As of February 25, 2014

Appendix
Chevron Nigeria, $475k/d
3 year contract
Total Nigeria, $495k/d
1 year extension
Petrobras Brazil, $458k/d
3 year contract
Chevron USGoM, $490k/d
5 year contract
Chevron Nigeria, $660k/d
2 year contract
Expected Delivery: Early Chevron USGoM, $555k/d
Second Quarter 2014 5 year contract
Expected Delivery:
Third Quarter 2014
Construction Mobilization Firm Contract Option
2014 2015 2016
Pacific Bora
Pacific Scirocco
Priced option for up to 2 years of additional
term, $499k/d
Commitment for 2 year extension, conditional upon client's
partner approval $615k/d
Pacific Zonda Expected Delivery: First Quarter 2015
Pacific Mistral
Pacific Santa Ana
Pacific Khamsin
Pacific Sharav
Pacific Meltem